BRF POSTS NET REVENUE OF R$8.1 BILLION IN 1Q16

Net revenue advanced 15.2% on 1Q15; EBITDA surpassed R$1 billion

São Paulo, April 28, 2016 – BRF’s net operating revenue advanced 15.2% in the first quarter of 2016 (1Q16) compared to the same period last year to reach R$8.1 billion. Revenue growth was driven by higher average prices and sales volume growth. Gross income came to R$2 billion, down 6.1% from 1Q16. EBITDA amounted to R$1 billion, growing 7.8% from the first quarter of 2015.

“The first quarter of the year was one of the most challenging periods of the last decade, due to a combination of very distinct events. While chicken production in Brazil reached record levels, pressuring prices, the cost of corn rose exponentially and without any correlation to global prices, with price increases of over 30% in relation to end-2015,” explained Pedro Faria, Global CEO of BRF.

Despite the more challenging short-term scenario, BRF will maintain its investment program for 2016 to support its global expansion and long-term strategy. The company plans to invest R$2 billion, the same amount as last year. “This is only possible because of our comfortable cash position and the robust financial management of our capital structure,” said Faria.

Regional performance

BRF sold more than 1 million tons of food products in the first quarter of the year, which is significantly above the company’s historical level. Asia and Europe registered the highest growth rates in sales volume, of 44.4% and 28.9%, respectively. Meanwhile, Latin America, where sales volume also grew, posted strong growth of 16.4% in sales volume of processed food products.

The Brazilian market was virtually flat in the first quarter of the year, according to data from Nielsen. In the period, BRF adopted a new pricing policy formulated in greater detail and specificity that features adjustments by region, channel and category. The country posted net operating revenue in the period of R$3.5 billion.

In the Middle East & North Africa (MENA), net operating revenue came to R$1.5 billion in the quarter, advancing 17.9% on the prior-year period, led by the growth of 27.1% in sales volume of processed food products. Note that the Sadia brand continued to capture market share in practically all categories marketed in the region.

In Asia, net operating revenue came to R$1 billion in the quarter, up 43.8% on the year-ago period. During the quarter, BRF was able to obtain authorization for four of its plants to export to Malaysia and three more plants to China. These plants will add important volume capacity over the course of the year. BRF recently inaugurated an office in Malaysia to support its growth plans in Southeast Asia.

In Europe, net operating revenue was R$958 million, or 54% higher than in the prior-year quarter. The strong result reflects the consolidation of the distributor Universal Meats, albeit only partially in the quarter, which reinforces the strategy to consolidate our leadership position in the United Kingdom’s custom Food Service channel, advance throughout the chain and improve our mix of higher-value products, which are less prone to fluctuations in industry cycles.

In Latin America, net operating revenue amounted to R$438 million, or 11.2% higher than in the year-ago period. This growth is explained by higher average prices in Brazilian real, especially in Argentina, the sales volume growth in new markets, especially Mexico and the Caribbean, and growth and the diversification of the mix in existing markets, such as Paraguay, Uruguay and Chile.

Lastly, this is the first time that BRF reports standalone results for Africa, in line with the segregation of the region announced at the start of the year. Despite the continent’s internal challenges, the region posted volumes growth of 6.4% on last year. Net operating revenue came to R$176 million, growing 13% in the comparison period.

International expansion

The first quarter of the year registered important advances in BRF’s international expansion process. During the period, the company concluded the acquisitions of Golden Foods Siam (GFS) in Thailand, of Universal Meats in the United Kingdom and of Qatar National Import and Export Co in Qatar. It also was able to gain access to new markets in Asia and Latin America, namely Malaysia and Mexico, respectively.

About BRF

BRF, which markets products under the brands Sadia, Perdigão and Qualy, is one of the world’s largest food companies. BRF has over 105,000 employees, 35 industrial units in Brazil, 16 plants abroad (eight in Argentina, one in the United Kingdom, one in the Netherlands, five in Thailand and one in the United Arab Emirates) and 40 distribution centers. BRF currently exports its products to over 120 countries.